UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

 [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

                      For the Period Ended: June 30, 2002


   If the notification relates to a portion of filing checked above, identify the Item(s) to which the notification relates: N/A

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Nothing in this form shall be construed to imply that the Commission ha verified any information contained herein.
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PART I- REGISTRANT INFORMATION

                               NuWay Energy, Inc.
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                             Full Name of Registrant


                        9100 Van Karman Avenue, Sutie 450
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                      Address of Principal Executive Office


                            Irvine, California 92612
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                            City, State, and Zip Code



PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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     [ ]  (c)  The  accountant's  statement or other exhibit required by Rule
          12b-25(c) has been attached if  applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant is unable to file its Quarterly Report on Form 10-QSB for the period ending June 30, 2002 within the prescribed time because the Registrant has not completed its preparation of its financial statements for the relevant quarter end due to completion of response to outstanding accounting comments by the Securities and Exchange Commission and pending changes in accounting personnel.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                             Erick Richardson, Esq.
                           Pollet, Richardson & Patel
                                A Law Corporation
                        10900 Wilshire Blvd., Suite 500
                          Los Angeles, California 30024
                                 (310) 208-1182

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                               NuWay Energy, Inc.
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                   Name of Registrant as specified in charter


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has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 13, 2002                  /s/ Dennis Calvert
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                                      By:    Dennis Calvert
                                      Title: President